UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Ruhnn Holding Limited

(Name of Issuer)

Class A Ordinary Shares, par value US$0.000000001 per share

(Title of Class of Securities)

781314 109 (1)

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American Depositary Shares, each representing five Class A ordinary shares.

SCHEDULE 13G

CUSIP No. 781314 109

1	Names of Reporting Persons Min Feng
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 106,417,125(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 106,417,125(1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 106,417,125(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11

Percent of Class Represented by Amount in Row (9)
31.0% of Class A ordinary shares assuming conversion of the Class B ordinary shares held by the Reporting Person only into Class A ordinary shares (or 25.3% of Class A ordinary shares assuming conversion of all outstanding Class B ordinary shares of the Issuer into Class A ordinary shares).(2) The voting power of the shares beneficially owned by the Reporting Person represents 49.9% of the total outstanding voting power.(3)

12	Type of Reporting Person (See Instructions) IN

(1)         Represents (i) 100,017,125 Class B ordinary shares held by Ruhnn1106 Investment Limited, and (ii) 6,400,000 Class A ordinary shares held by Ruhnn Investment Limited.

(2)         The percentage of the class of securities beneficially owned by each reporting person is calculated based on 243,073,114 Class A ordinary shares and 177,334,250 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2019.

(3)         The percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of Class A ordinary shares and Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2019. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

1	Names of Reporting Persons Ruhnn1106 Investment Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 100,017,125(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 100,017,125(1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 100,017,125(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11

Percent of Class Represented by Amount in Row (9)
29.2% of Class A ordinary shares assuming conversion of the Class B ordinary shares held by the Reporting Person only into Class A ordinary shares (or 23.8% of total Class A ordinary shares assuming conversion of all outstanding Class B ordinary shares of the Issuer into Class A ordinary shares).(2) The voting power of the shares beneficially owned by the Reporting Person represents 49.6% of the total outstanding voting power.(3)

12	Type of Reporting Person (See Instructions) CO

(1)         Represents 100,017,125 Class B ordinary shares held by Ruhnn1106 Investment Limited.

(2)         The percentage of the class of securities beneficially owned by each reporting person is calculated based on 243,073,114 Class A ordinary shares and 177,334,250 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2019.

(3)         The percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of Class A ordinary shares and Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2019. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 1.
	(a)	Name of Issuer: Ruhnn Holding Limited
	(b)	Address of Issuer’s Principal Executive Offices: Floor 11, Building 2, Lvgu Chuangzhi Development Center 788 Hong Pu Road Jianggan District, Hangzhou 310016 People’s Republic of China

Item 2.
(a)

Name of Person Filing:
(i)                                     Min Feng, a citizen of the People’s Republic of China; and

(ii)                                  Ruhnn1106 Investment Limited (“Ruhnn1106 Investment”), a company organized under the law of the British Virgin Islands and is wholly-owned by Min Feng.

(b)

Address of Principal Business Office or, if none, Residence:

(i)                                     The address of Min Feng is c/o Floor 11, Building 2, Lvgu Chuangzhi Development Center, 788 Hong Pu Road, Jianggan District, Hangzhou 310016 , People’s Republic of China.

(ii)                                  The registered address of Ruhnn1106 Investment is c/o Vistra Corporate Services Centre, Wickham’s Cay II, Road Town, Tortola VG1110, British Virgin Islands.

	(c)	Citizenship: Min Feng is a citizen of the People’s Republic of China. Ruhnn1106 Investment is organized under the law of the British Virgin Islands.
(d)

Title and Class of Securities:
Class A ordinary shares, par value US$0.000000001 per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

	(e)	CUSIP No.: 781314 109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership

Reporting Person(1)	Amount beneficially owned	Percent of class(2)	Sole power to vote or direct to vote(1)	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of(1)	Shared power to dispose or to direct the disposition of	Percentage of aggregate voting power(3)
Min Feng	106,417,125	31.0%	106,417,125	0	106,417,125	0	49.9%
Ruhnn1106 Investment	100,017,125	29.2%	100,017,125	0	100,017,125	0	49.6%

(1)               As of December 31, 2019, Ruhnn1106 Investment directly owned 100,017,125 of the Issuer’s Class B ordinary shares. Ruhnn1106 Investment is wholly-owned by Min Feng. Accordingly, Min Feng may thereby be deemed to beneficially own the 100,017,125 Class B ordinary shares owned by Ruhnn1106 Investment. As of December 31, 2019, Ruhnn Investment Limited, a company organized under the law of the British Virgin Islands (“Ruhnn Investment”), directly owned 6,400,000 of the Issuer’s Class A ordinary shares. Ruhnn Investment is wholly-owned by Ruhnn Investment Trust. Min Feng is the sole advisory committee member of Ruhnn Investment Trust and can exercise voting and investment power of the ordinary shares owned by Ruhnn Investment. Accordingly, Min Feng may thereby be deemed to beneficially own the 6,400,000 Class A ordinary shares owned by Ruhnn Investment.

(2)               The percentage of the class of securities beneficially owned by the Reporting Person is calculated based on 243,073,114 Class A ordinary shares of the Issuer issued and outstanding as of December 31, 2019 and 100,017,125 Class B ordinary shares held by the Reporting Person that were convertible into the same number of Class A ordinary shares at any time by the Reporting Person as of December 31, 2019.

(3)               The percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of Class A ordinary shares and Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2019. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
Not applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2020

Min Feng

By:	/s/ Min Feng
Name:	Min Feng

Ruhnn1106 Investment Limited

By:	/s/ Min Feng
Name:	Min Feng
Title:	Authorized Signatory

EXHIBIT INDEX

Exhibit No.	Description
99.1	Joint Filing Agreement